UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM ________________ TO _________________

COMMISSION FILE NUMBERS 033-47073; 333-147397; 333-154364

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Scotts Company LLC Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Scotts Miracle-Gro Company
14111 Scottslawn Road
Marysville, Ohio 43041

REQUIRED INFORMATION

The following financial statements and supplemental schedule for The Scotts Company LLC Retirement Savings Plan are being filed herewith:

Audited Financial Statements

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2014 and 2013

Notes to Financial Statements

Supplemental Schedules:

Schedule of Delinquent Contributions

Schedule of Assets Held for Investment Purposes at End of Year

Note: Other supplemental schedules required by Section 252.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

The following exhibit is being filed herewith:

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm - Meaden & Moore, Ltd.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

THE SCOTTS MIRACLE-GRO COMPANY

Date: June 24, 2015	/s/ THOMAS RANDAL COLEMAN
Thomas Randal Coleman
Executive Vice President and Chief Financial Officer

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Index to the Financial Statements
December 31, 2014 and 2013

Page Number
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedules:

Schedule of Delinquent Contributions	12

Schedule of Assets Held for Investment Purposes at End of Year	13

NOTE: Other supplemental schedules required by Section 252.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Index to Exhibits	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
The Scotts Company LLC Retirement Savings Plan
Marysville, Ohio

We have audited the accompanying Statements of Net Assets Available for Benefits of The Scotts Company LLC Retirement Savings Plan (the "Plan") as of December 31, 2014 and 2013, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits of the Plan as of December 31, 2014 and 2013, in conformity with accounting principles generally accepted in the United States of America.

The supplemental Schedule of Delinquent Contributions and the Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ MEADEN & MOORE, LTD.
Certified Public Accountants

June 24, 2015
Cleveland, Ohio

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2014	2013
Assets
Receivables:
Company contributions receivable	$641,533	$578,449
Notes receivable from participants	10,294,509	9,910,657
Other receivables	—	22,392
Total receivables	10,936,042	10,511,498
Investments held by trustee, at fair value:
Mutual funds	182,259,593	279,887,504
Common collective trusts	109,988,173	—
Common shares	25,735,683	26,064,913
Self-directed brokerage account	9,532,155	7,490,589
Stable value investment contracts	28,207,030	30,890,654
Total investments held by trustee, at fair value	355,722,634	344,333,660
Total assets	366,658,676	354,845,158
Liabilities
Total liabilities	—	—
Net assets available for benefits at fair value	366,658,676	354,845,158
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(405,970)	(434,829)
Net assets available for benefits	$366,252,706	$354,410,329

See notes to financial statements.

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2014	2013
Additions to net assets attributed to:
Contributions:
Company	$14,911,226	$14,599,653
Participant	16,302,415	16,012,797
Rollovers	1,508,867	1,686,692
Total contributions	32,722,508	32,299,142
Interest on notes receivable from participants	400,564	386,304
Investment Income:
Interest and dividend income	10,666,058	13,418,945
Net appreciation in fair value of investments	13,251,108	51,001,321
Total additions	57,040,238	97,105,712
Deductions from net assets attributed to:
Benefits paid to participants	44,836,506	27,787,742
Administrative expenses	361,355	83,716
Total deductions	45,197,861	27,871,458
Net increase	11,842,377	69,234,254
Net assets available for benefits:
Beginning of year	354,410,329	285,176,075
End of year	$366,252,706	$354,410,329

See notes to financial statements.

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Notes to Financial Statements

NOTE 1. DESCRIPTION OF PLAN

The Scotts Company LLC Retirement Savings Plan (the "Plan") is a defined contribution plan covering all employees of The Scotts Company LLC (the "Company") who meet the eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions, such as eligibility, vesting, allocation and funding.

Administration
The Company's Benefits Administrative Committee is responsible for the general operation and administration of the Plan. Fidelity Management Trust Company serves as the Plan trustee, record keeper, and custodian.

Eligibility
Domestic employees (other than employees of EG Systems, Inc.) are eligible to participate in the Plan on the first day of the month coinciding with or immediately following their date of employment. Employees of EG Systems, Inc., doing business as Scotts LawnService®, a subsidiary of the Company, are eligible to make contributions and receive matching contributions on the first day of the month coinciding with or after completing 60 days of service. Temporary employees are not eligible to participate in the Plan.

Contributions
The Plan provides for a participant to make pre-tax contributions of up to 75% of eligible earnings, not to exceed the annual Internal Revenue Service ("IRS") maximum deferral amount. The maximum contribution for the years ended December 31, 2014 and 2013 was $17,500. The Plan also provides that participants who will reach age 50 or older by the end of the calendar year and who are making deferral contributions to the Plan may also make catch-up contributions, up to $5,500. Participants also have the option to designate all or any portion of their contributions as after-tax Roth contributions.

Eligible employees are automatically enrolled in the Plan at a pre-tax contribution rate of 3% of compensation and also receive the applicable Company matching contribution. The Company provides matching contributions of 150% of the employees' initial 4% contribution and 50% of their remaining contribution up to 6%. The Company may make additional discretionary profit sharing matching contributions to eligible employees on their initial 4% contribution.

Prior to January 1, 2011, the Plan provided a Company base retirement contribution for all eligible employees. Generally, eligible employees received a base contribution from the Company equal to 2% of monthly compensation. This percentage increased to 4% when employees' year to date compensation exceeded 50% of the social security taxable wage base.

Rollover contributions from other plans are also accepted provided certain specified conditions are met. Participants may direct their contributions and their Company matching contributions into any or all of the investment options under the Plan. Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code, as defined in the Plan document.

Participant Accounts
Each participant’s account is credited with the participant’s elective contributions, any rollover contributions made by the participant, allocations of the Company's base and matching contributions, and Plan earnings. A participant is entitled to the benefit provided from the participant's vested account balance.

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Notes to Financial Statements

Vesting
All participants are immediately vested in their contributions to the Plan plus actual earnings thereon. Company matching contributions vest immediately; however, base contributions made by the Company vest after three years of service or immediately upon death, attainment of age 65 or permanent and total disability.

Forfeitures
The non-vested portions of participant account balances are forfeitable and used to reduce Company contributions to the Plan and to pay reasonable Plan fees. Forfeitures used to reduce Company contributions were $375,000 and $325,000 for the years ended December 31, 2014 and 2013, respectively. Forfeitures used to offset plan expenses during the year were $22,844 and $16,651 for the years ended December 31, 2014 and 2013, respectively. The total unused balance remaining in the forfeiture account was $32,976 and $55,981 for the years ended December 31, 2014 and 2013, respectively.

Notes Receivable from Participants
Participant loans are permitted under certain circumstances and are subject to limitations. Participants may borrow from their account up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participant loans are repaid over a period not to exceed 5 years, or 10 years if the loan is for the purchase of a principal residence. The loans are secured by the balance in the participant’s account and bear interest at rates managed by Fidelity Management Trust Company. Principal and interest are paid through payroll deductions.

Payment of Benefits
Participants are eligible to receive benefit payments upon termination, retirement, death or disability equal to the vested balance of the participant’s account as of the business day the trustee processes the distribution. Normal retirement age is 65; however, the Plan also provides for in-service withdrawals for active employees under certain circumstances. Hardship withdrawals are permitted in accordance with IRS guidelines.

Administrative Expenses
During 2014, the Plan began directly charging a plan administrative fee of $10 per quarter deducted from participant accounts to provide legal, accounting, trustee, record keeping and/or other administrative expenses. Prior to 2014, such expenses were paid by the Company or Trust assets.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investments
The Plan’s investments are recorded at fair value. Purchases and sales of securities are recorded on a trade-date basis using fair market value, except for those investments in investment contracts that are transacted at contract value. Dividends are recorded on the ex-dividend date. Interest is recorded as earned.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Notes to Financial Statements

for Benefits present the fair value of the investment contracts and the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Payments of Benefits
Benefits are recorded when paid.

Risks and Uncertainties
The Plan provides various investment options, which are subject to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Recent Accounting Pronouncements
In December 2011, and in the subsequent update issued in January 2013, the FASB issued an amendment to accounting guidance on the presentation of offsetting of derivatives, and financial assets and liabilities. The amended guidance requires quantitative disclosures regarding the gross amounts and their location within the statement of financial position. The provisions are effective for the Plan's financial statements for the fiscal year beginning January 1, 2013. The adoption of the amended guidance did not have a significant impact on the Plan's financial statements and related disclosures.

In May 2015, the Financial Accounting Standards Board ("FASB") issued guidance to address diversity in practice related to how certain investments measured at net asset value ("NAV") are reported within the financial statement footnotes. The new guidance removes the requirement to categorize investments measured under the current NAV practical expedient within the fair value hierarchy for all investments. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The guidance will become effective after December 15, 2015 and is required to be applied retrospectively. Early adoption is permitted. The Plan is currently evaluating the potential impact to the Statements of Net Assets Available for Benefits or Statement of Changes in Net Assets Available for Benefits.

Subsequent Events
For the year ended December 31, 2014, the Plan has evaluated subsequent events for potential recognition and disclosure through June 24, 2015, the date the financial statements were available for issuance.

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Notes to Financial Statements

NOTE 3. INVESTMENTS

The following investments individually represent 5% or more of net assets available for benefits as of December 31:

	2014	2013
Fidelity Managed Income Portfolio II	$27,801,060	$30,455,825
Fidelity Contrafund	—	37,065,894
Fidelity Contrafund K	35,531,441	—
The Scotts Miracle-Gro Company Common Shares	25,735,683	26,064,913
Fidelity Puritan Fund	—	20,120,721
Fidelity Puritan Fund K	20,325,445	—
Vanguard Target Retirement 2020 Fund	—	20,234,374
Vanguard Target 2020 Trust II	22,158,129	—
Vanguard Target 2030 Trust II	19,384,784	—
Vanguard Extended Market Index Fund	27,874,180	—
Spartan 500 Index Fund	22,514,053	20,741,996
EuroPacific Growth Fund-Class A	—	18,836,529
Nuveen Winslow Large-Cap Growth Fund	19,885,741	19,540,300
Dodge and Cox Stock Fund	23,153,361	22,416,330

During 2014 and 2013, the net appreciation (depreciation) in the fair value of investments was as follows:

	2014	2013
Mutual funds	$12,343,578	$42,054,444
Common collective trusts	631,203	—
Common shares	114,945	8,112,492
Self-directed brokerage account	161,382	834,385
Total net appreciation (depreciation) in fair value of investments	$13,251,108	$51,001,321

NOTE 4. INVESTMENT CONTRACT WITH FIDELITY MANAGEMENT TRUST COMPANY

The Plan holds a stable value investment contract, Fidelity Managed Income Portfolio II (the "Portfolio"), with Fidelity Management Trust Company (the "Trustee"). The Portfolio is an open-end commingled pool dedicated exclusively to the management of assets of defined contribution plans. The Portfolio invests in underlying assets (typically fixed-income securities or bond funds, although investments may also include derivative instruments such as futures contracts and swap agreements) and enters into "wrapper" contracts issued by a third party. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The wrap issuer agrees to pay the Portfolio an amount sufficient to cover unit holder redemptions and certain other payments (such as portfolio expenses), provided all the terms of the wrapper have been met. Wrappers are normally purchased from issuers rated in the top three long-term rating categories (A- or the equivalent and above). The purpose of the wrappers is to preserve the investors’ principal investment while earning interest income, providing more stability in value than a traditional investment.

As described in Note 2, because the stable value investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the stable value

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Notes to Financial Statements

investment contract. Contract value, as reported by the Trustee, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The stable value investment contract does not permit the Trustee to terminate the agreement prior to the scheduled maturity date.

The following are the average yields for the stable value investment contracts for 2014 and 2013:

Average Yields:	2014	2013
Based on actual earnings	1.70%	1.59%
Based on interest rates credited to participants	1.38%	1.14%

NOTE 5. FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or the most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:
Level 1-Quoted prices in active markets for identical assets or liabilities.
Level 2-Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3- Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

•	Mutual funds: Valued at the net asset value of shares held by the Plan at year end.

•	Common shares: Valued at the closing price reported on the active market on which the individual securities are traded.

•
Common collective trusts: Participant transactions (purchased and sales) may occur daily.  Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Notes to Financial Statements

from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.  These trusts seek to provide capital appreciation and current income consistent with their current asset allocations. The fair value is based on the underlying value of the investments held by the trust as of year end.

•
Self-directed brokerage account: Includes investments in common stocks, preferred stocks, mutual funds, cash and cash equivalents, bonds, and warrants which are valued at quoted market prices at year end.

•
Stable value investment contracts: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit worthiness of the issuer (see Note 2).

•
Money market funds: Valued at amortized cost which approximates fair value. The amortized cost of an instrument is determined by valuing it at its original cost and thereafter amortizing any discount or premium from its face value at a constant rate until maturity.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the Company’s investments measured at fair value on a recurring basis at December 31, 2014:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap equity funds	$101,084,596	$—	$—	$101,084,596
Fixed income funds	15,891,262	—	—	15,891,262
Mid cap equity funds	27,874,180	—	—	27,874,180
Balanced funds	20,325,445	—	—	20,325,445
International equity funds	17,081,365	—	—	17,081,365
Common collective trusts	—	109,988,173	—	109,988,173
The Scotts Miracle-Gro Company common shares	25,735,683	—	—	25,735,683
Self-directed brokerage account	9,532,155	—	—	9,532,155
Stable value investment contracts	—	28,207,030	—	28,207,030
Money market funds	—	2,745	—	2,745
Total investments at fair value	$217,524,686	$138,197,948	$—	$355,722,634

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Notes to Financial Statements

The following table presents the Company’s investments measured at fair value on a recurring basis at December 31, 2013:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap equity funds	$99,764,521	$—	$—	$99,764,521
Target date blended funds	95,395,618	—	—	95,395,618
Fixed income funds	16,229,195	—	—	16,229,195
Mid cap equity funds	16,796,804	—	—	16,796,804
Balanced funds	20,120,721	—	—	20,120,721
International equity funds	18,836,529	—	—	18,836,529
Small cap equity funds	12,700,199	—	—	12,700,199
The Scotts Miracle-Gro Company common shares	26,064,913	—	—	26,064,913
Self-directed brokerage account	7,490,589	—	—	7,490,589
Stable value investment contracts	—	30,890,654	—	30,890,654
Money Market funds	—	43,917	—	43,917
Total investments at fair value	$313,399,089	$30,934,571	$—	$344,333,660

NOTE 6. TAX STATUS

The Plan’s latest favorable determination letter is dated May 30, 2012. The Plan administrator and the Company believe that the Plan is being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for federal income taxes has been made.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2014, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress.

NOTE 7. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan or its contributions subject to the provisions of ERISA. In the event the Plan is terminated, all participants will become fully vested in their accounts.

NOTE 8. PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company, the Trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest. Usual and customary fees were paid by the mutual fund for the investment management services.

The Company is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, the Company's common share transactions qualify as party-in-interest.

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Notes to Financial Statements

NOTE 9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2014	2013
Net assets available for benefits per the financial statements	$366,252,706	$354,410,329
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	405,970	434,829
Net assets available for benefits per the Form 5500	$366,658,676	$354,845,158

The following is a reconciliation of investment income per the financial statements to the Form 5500:

2014
Net increase/(decrease) per the financial statements	$11,842,377
Adjustment from contract value to fair value for fully benefit-responsive investment contracts-2014	405,970
Adjustment from contract value to fair value for fully benefit-responsive investment contracts-2013	(434,829)
Net income (loss) per the Form 5500	$11,813,518

NOTE 10. PROHIBITED TRANSACTIONS

As reported on Schedule H, line 4a, Schedule of Delinquent Participant Contributions for the year ended December 31, 2014, certain employee withholdings were not remitted by the Company to the Plan within the time period as defined by ERISA.  These transactions constitute prohibited transactions.  Management has corrected the late remittances in accordance with the appropriate correction guidelines.

SCHEDULE OF DELINQUENT CONTRIBUTIONS
Form 5500, Schedule H, Part IV, Line 4a
The Scotts Company LLC
Retirement Savings Plan

EIN 31-1414921
Plan Number 001

December 31, 2014

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions $ 116					Total Fully Corrected Under Voluntary Fiduciary Correction Program (VFCP) and Prohibited Transaction Exemption (PTE) 2002-51
Check here if Late Participant Loan Repayments are included ☐	Contributions Not Corrected		Contributions Corrected Outside VFCP		Contributions Pending Correction in VFCP
	$78	(2)	$38	(1)	$—	$—
Total 2014	$78		$38		$—	$—

(1) Represents delinquent participant contributions from a 2014 payroll period. The Company has transmitted the delinquent participant contributions and lost earnings to the Plan in 2014 and filed Form 5330, Return of Excise Taxes Related to Employee Benefit Plans, in April 2015.

(2) Represents delinquent participant contributions from a 2014 payroll period. The Company has transmitted the delinquent participant contributions and lost earnings to the Plan in 2015 and intends to file Form 5330, Return of Excise Taxes Related to Employee Benefit Plans.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i
The Scotts Company LLC
Retirement Savings Plan

EIN 31-1414921
Plan Number 001

December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	EuroPacific Growth Fund-Class R6	Registered Investment Company	**	$17,081,365
	Dodge and Cox Stock Fund	Registered Investment Company	**	23,153,361
*	Fidelity BrokerageLink	Other	**	9,532,155
*	Fidelity Contrafund K	Registered Investment Company	**	35,531,441
*	Fidelity Managed Income Portfolio II	Common Collective Trust	**	28,207,030
*	Fidelity Puritan Fund K	Registered Investment Company	**	20,325,445
*	Fidelity Retirement Money Market Fund	Money Market Fund	**	2,745
*	Nuveen Winslow Large-Cap Growth Fund	Registered Investment Company	**	19,885,741
	PIMCO Total Return Fund	Registered Investment Company	**	15,891,262
	Spartan 500 Index Fund	Registered Investment Company	**	22,514,053
*	The Scotts Miracle-Gro Company Common Shares	Employer Securities	**	25,735,683
	Vanguard Extended Market Index Fund	Registered Investment Company	**	27,874,180
	Vanguard Target 2010 Trust II	Common Collective Trust	**	3,933,696
	Vanguard Target 2015 Trust II	Common Collective Trust	**	4,671,109
	Vanguard Target 2020 Trust II	Common Collective Trust	**	22,158,129
	Vanguard Target 2025 Trust II	Common Collective Trust	**	10,954,056
	Vanguard Target 2030 Trust II	Common Collective Trust	**	19,384,784
	Vanguard Target 2035 Trust II	Common Collective Trust	**	10,040,210
	Vanguard Target 2040 Trust II	Common Collective Trust	**	13,815,536
	Vanguard Target 2045 Trust II	Common Collective Trust	**	11,621,748
	Vanguard Target 2050 Trust II	Common Collective Trust	**	7,495,592
	Vanguard Target 2055 Trust II	Common Collective Trust	**	2,277,086
	Vanguard Target 2060 Trust II	Common Collective Trust	**	11,012
	Vanguard Target Retirement Income Trust II	Common Collective Trust	**	3,625,215
	Total Investments			$355,722,634
*	Participant loans	Participant loans (interest at rates ranging from 4.25% to 6.00% due through November 4, 2024)		10,294,509
				$366,017,143
* - Party-in-interest to the Plan
** - Information not represented because investments are participant directed

THE SCOTTS COMPANY LLC RETIREMENT SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2014
INDEX TO EXHIBITS

EXHIBIT NO.	DESCRIPTION
23.1	Consent of Independent Registered Public Accounting Firm Meaden & Moore, Ltd.